UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2020 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Wednesday, March 31, 2021, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit Results, Business Reports and Management’s Report on Internal Control over Financial Reporting for the Fiscal Year 2020(from January 1, 2020 to December 31, 2020)

b) Agenda to be proposed for resolution

Agendum	1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2020
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2021

Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2020

<Summary of Consolidated Financial Statements>

	2019	2020		2019	2020
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	175,425	265,372	Revenues	360,967	405,953
Total liabilities	59,659	88,024	Operating Income	48,803	89,474
Capital stock	3,474	3,474	Income before income tax	51,256	88,011
Total shareholders’ equity	115,766	177,348	Net Income(loss)	39,730	62,556

<Summary of Non-consolidated Financial Statements>

	2019	2020		2019	2020
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	127,569	193,140	Revenues	133,152	228,996
Total liabilities	26,068	52,195	Operating Income	34,547	56,675
Capital stock	3,474	3,474	Income before income tax	35,304	55,050
Total shareholders’ equity	101,501	140,945	Net Income(loss)	23,468	39,417

* The consolidated financial statements and the non-consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

* The consolidated financial statements and non-consolidated financial statements are not completely audited and would be subject to availability. Please refer to the consolidated financial statements and non-consolidated financial statements including the independent auditor’s opinion, due to be disclosed later.

Agendum 2: Approval of Appointment of Directors

- 7 persons are nominated for reappointment as the terms expire in March 2021 and 1 person is nominated for appointment:

Name	Major experience	Memo
Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

Gravity NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Games Corporation, Director (2010-2018)

Gravity Interactive, Inc., Director (2014-present)

Gravity Communications Co., Ltd., Director (2018-present)

Gravity Game Arise Co., Ltd., Director (2019-present)

GungHo Online Entertainment, Inc., General Manager, GV Business Division (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Reappointment
Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

Gravity NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-2019)

Gravity Games Corporation, Director (2010-2018)

Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)

PT Gravity Game Link., Chief Executive Officer (2019-present)

Gravity Game Tech Co., Ltd., Chief Executive Officer (2019-present)

Gravity Game Arise Co., Ltd., Chief Executive Officer (2019-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Reappointment
Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

GungHo Online Entertainment America, Inc., Director (2012-present)

SUPER TRICK GAMES, Inc., President (2018-present), Director(2013-2018)

Grasshopper Manufacture, Inc., Director (2018-present)

High School affiliated with Chiba University of Commerce (1992)

Reappointment
Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

GungHo Online Entertainment America, Inc., Director (2012-present)

SUPER TRICK GAMES, Inc., Director (2013-present)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)

GungHo Gamania Co., Ltd., Director (2015-present)

Acquire Corp., Auditor (2011-2015), Director (2015-Present)

PlayPhone, Inc., Director (2015-2019)

GAME ARTS Co., Ltd., Director (2017-present)

Grasshopper Manufacture, Inc., Director (2018-present)

mspo, Inc., Director (2018-present)

Kyushu Sangyo University, B. Com.(1987)

Reappointment
Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Merry Year International, Director (2014-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Reappointment

Yong Seon Kwon

Gravity Co., Ltd., Independent Director (2019-present)

Jeonghyeon Tax Services Company, Director (2019-present)

Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)

Jungbu Regional Tax office, Litigation Officer (2012- 2014)

Jungbu Regional Tax office/ Bucheon Tax Office, Team Manager (2010-2012)

Suwon Tax office/ National Tax Service, Investigator (2000-2009)

Seocho Tax office / Anyang, Ansan Tax office, Investigator (1992-2000)

Guro, Sogong Tax office / Gangseo Tax office, Investigator (1983-1992)

University of Seoul, B.A. in Accounting (1986)

Reappointment
Kee Woong Park

Gravity Co., Ltd., Independent Director (2020-present)

APEX LLC., Chief Managing Partner (2009-present)

Trust Science Institute of Korea, Vice President (2019-present)

Investigation Review Committee of Supreme Prosecutors’ Office, Member (2018-present)

Kwang-Sung School Foundation, Director (2014- present)

The Korean Commercial Arbitration Board, Arbitrator (2002-present)

The Judicial Research & Training Institute, Supreme Court of the Republic of Korea (1989)

University of British Columbia, Asia Law Center (Visiting Scholar) (2004-2005)

Seoul National University, College of Law (LL.B.) (1985)

Reappointment
Heung Gon Kim

Gravity Co., Ltd., Chief Financial Officer (2008-present), Accounting team manager (2004-2006), Accounting Treasury General Manager (2006-2007), Executive General Manager of Finance Division (2007-2008),

Gravity Interactive Inc., Chief Financial Officer (2009-present), Director (2011-present)

Gravity Games Corporation, Director (2010-2018), Chief Executive Officer (2013-2018), Liquidator (2018)

Gravity Entertainment Corporation, Director (2011-2019)

Gravity NeoCyon, Inc., Director and Chief Financial Officer (2011-present)

Gravity Communications Co., Ltd., Director and Chief Financial Officer (2018-present)

PT Gravity Game Link, Director (2019-present)

Gravity Game Tech Co., Ltd., Director (2019-present)

Gravity Game Arise Co., Ltd., Director (2019-present)

Gravity Game Hub PTE. LTD., Director(2021-present)

Modottel, Inc., Accounting team manager (2002-2004)

Chung Ang University, B.A. in Accounting (1992)

Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2021

- For 2021, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 9, 2021